UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Amended and Restated Subscription Agreement

As previously announced, on July 27, 2021, Tritium DCFC Limited (the “Company”), Decarbonization Plus Acquisition Corporation II (“DCRN”) and Palantir Technologies Inc. (“Palantir”) entered into a Subscription Agreement (the “Initial Subscription Agreement”). On January 31, 2022, the Company, DCRN and Palantir amended and restated the Initial Subscription Agreement (the “A&R Subscription Agreement”), pursuant to which Palantir agreed to subscribe for and purchase, and the Company agreed to issue and sell to Palantir, up to 2,500,000 ordinary shares of the Company (the “Subscription Shares”) for an aggregate purchase price of $15.0 million.

The Company expects to receive gross proceeds of approximately $15 million from the issuance and expects settlement of the issuance to occur in accordance with the terms of the A&R Subscription Agreement. Capitalized terms used but not defined herein shall have the meanings assigned to them in the A&R Subscription Agreement.

Pursuant to the A&R Subscription Agreement, the Company has granted Palantir certain registration rights in connection with the Subscription Shares. Pursuant to the A&R Subscription Agreement, the Company agreed that, within 30 calendar days after the Subscription Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscription Shares and the Company will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the A&R Subscription Agreement is qualified in its entirety by reference to the full text of the A&R Subscription Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Press Release

On February 8, 2022, the Company issued a press release. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

Impact of Post-Closing Financing on Existing Warrants

As previously reported, on January 13, 2022 (the “Closing Date”), the Company entered into separate option agreements with various parties (each a “Holder”), pursuant to which the Company granted to the Holders the contingent right to subscribe for and purchase, and the Holders committed to subscribe for and purchase, an aggregate of up to 7,500,000 ordinary shares of the Company (the “Option Shares”), for an exercise price of $6.00 per share (the “Option Exercise Price”) and an aggregate purchase price of up to $45.0 million.

On the Closing Date, the Company notified Computershare Inc. and Computershare Trust Company, N.A., in their joint capacity as warrant agent (the “Warrant Agent”) for the warrants to acquire one ordinary share of the Company (“Warrants”), of the following adjustments, effective January 13, 2022:

•	the adjustment to the warrant price of the Warrants from $11.50 per ordinary share of the Company (“Ordinary Share”) to $6.90 per Ordinary Share (representing 115% of the Option Exercise Price);

•

the adjustment of the $18.00 per share redemption trigger price described in Section 6.1 of the Amended and Restated Warrant Agreement, dated January 13, 2022, by and between the Company and the Warrant Agent (the “Amended and Restated Warrant Agreement”), to $10.80 per Ordinary Share (representing 180% of the Option Exercise Price); and

•	the adjustment of the redemption trigger price described in Section 6.2 of the Amended and Restated Warrant Agreement from $10.00 to $6.00 (the “Warrant Adjustments”).

The Warrant Adjustments were required as a result of the issuance of the Option Shares issued pursuant to Section 4.3 of the Warrant Agreement, dated February 3, 2021, by and between DCRN and the warrant agent party thereto.

As a result of the Warrant Adjustments, the table in Section 6.2 of the Amended and Restated Warrant Agreement is adjusted as follows:

	Fair Market Value of Ordinary Shares
Redemption Date (period to expiration of Warrants)	<6.00	6.60	7.20	7.80	8.40	9.00	9.60	10.20	>10.80
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, Warrant holders may elect to exercise their Warrants on a cashless basis. The numbers in the table above represent the number of shares of Ordinary Shares that a Warrant holder will receive upon a cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” of Ordinary Shares on the corresponding redemption date (assuming Warrant holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table above.

The “fair market value” of Ordinary Shares shall mean the average reported last sale price of Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to Warrant holders. The Company will provide Warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average reported last sale price of Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to Warrant holders is $6.60 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Ordinary Shares for each whole Warrant. For example, where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of Ordinary Shares for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to Warrant holders is $8.10 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 Ordinary Shares for each whole Warrant. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.361 Ordinary Shares per whole Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are “out of the money” (i.e. the trading price of Ordinary Shares is below the exercise price of the warrants) and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by the Company pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the ordinary shares exceeds $10.80 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Ordinary Shares are trading at or above $6.00 per share, which may be at a time when the trading price of Ordinary Shares is below the exercise price of the Warrants. The Company established this redemption feature to provide the Warrants with an additional liquidity feature, which provides it with the flexibility to redeem the Warrants without the Warrants having to reach the $10.80 per share threshold. Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of Ordinary Shares for their Warrants, based on the “redemption price” as determined pursuant to the above table. The Company calculated the “redemption prices” as set forth in the table above to reflect a Black-Scholes option pricing model with a fixed volatility input as of February 3, 2021. This redemption right provides the Company an additional mechanism by which to redeem all of the outstanding Warrants and therefore have certainty as to its capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed, and the Company will effectively be required to pay the redemption price to Warrant holders if it chooses to exercise this redemption right, it will allow the Company to quickly proceed with a redemption of the Warrants if it determines it is in its best interest to do so. As such, the Company would redeem the Warrants in this manner when it believes it is in its best interest to update its capital structure to remove the Warrants and pay the redemption price to the Warrant holders.

As stated above, the Company can redeem the Warrants when the Ordinary Shares are trading at a price starting at $6.00, which is below the exercise price of $6.90, because it will provide certainty with respect to the Company’s capital structure and cash position while providing Warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of Ordinary Shares. If the Company chooses to redeem the Warrants when the Ordinary Shares are trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer shares of Ordinary Shares than they would have received if they had chosen to wait to exercise their Warrants for Ordinary Shares if and when such Ordinary Shares were trading at a price higher than the exercise price of $6.90. No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a Warrant holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amended and Restated Subscription Agreement, dated January 31, 2022, by and among the Company, DCRN and Palantir.

99.1	Press Release, dated February 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: February 8, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer